Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 18, 2021

The following communications were made available on LinkedIn and Twitter on May 18, 2021:

LinkedIn:

[a copy of the article linked in the social media post is set forth below]

Twitter:

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[a copy of the article linked in the social media post is set forth below]

The following is the communication linked in the social media postings set forth above. The communication was also made publicly available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

The Kansas City Star: Canadian National Railway-Kansas City Southern Merger a Big Win for Workers, Region

By Rob Reilly

May 18, 2021

The Kansas City Southern railroad has a long and distinguished history in this city. Now this nearly 135-year-old local institution, which was formed to connect Kansas City to the rest of the country, has announced plans to connect it to the rest of the continent by merging with Canadian National Railway.

As the chief operating officer of Canadian National, as well as a native Kansan, I am excited to tell you why this transaction is going to be great for Kansas City. I have spent a great deal of my life in this area. My first job in the rail industry was with the Atchison, Topeka and Santa Fe Railway just 6 miles from the current headquarters of Kansas City Southern. I have attended too many Royals and Chiefs games to count, and I still remember my feeling of sharp disappointment when the Kings left town. I care about this place deeply, and I want to see it thrive.

My most important message for you is that the headquarters of Kansas City Southern will stay where it belongs: in Kansas City. That is a firm commitment. We have enormous respect for the railroaders at Kansas City Southern, and their immense talent is a big part of why we are interested in this transaction.

When the companies combine, we will have a unique opportunity to grow together. Our strategy is based upon a simple premise: that we can make the overall economic pie bigger by convincing more shippers to use our trains if Canadian National and Kansas City Southern are united. Our combined networks would create a unique transportation system that runs from Canada to Mexico, from the Atlantic to the Pacific — with Kansas City at the center of it. We would be the only transcontinental railroad poised to benefit from the immense and still largely untapped opportunity created by the USMCA, or United States-Mexico-Canada Agreement on trade.

The combined company would be able to offer shippers in all three countries the things they value most: speed, simplicity, reliability and safety. We would create new services that are faster and more direct than anything now in existence. As a result, we are confident that we will win business from companies that are now using trucks, barges or other less direct railroads. This would boost revenues and opportunities for our combined company.

Just to cite a few of many examples, we can see promising openings to win new business from aluminum plants in Canada sending their product south to Texas, from car parts manufacturers in Mexico running north to Michigan, and from foreign exporters reaching into the Midwest. We plan on growing our market share with the steel, fertilizer, fuel, plastics and lumber industries, among many others.

We would also help farmers in the Midwest take advantage of single-line service to Mexico, as well as linking them directly to multiple deep-water ports on both the Atlantic and Pacific in a far more efficient way. This would open new markets and help them sell more goods — yet another source of potential job creation in this region.

I should add that the benefits would be more than just economic. Our plan would also take thousands of trucks off the roads, reducing congestion and pollution. We would use the latest technology to increase rail safety throughout the network. Finally, we would invest in our communities, as we have always done, and maintain our commitment to being model corporate citizens.

Add it all up, and the Canadian National-Kansas City Southern merger is a clear win for the place where I have spent a big part of my life. It promises a prosperous future for a company that has been such an important part of Kansas City’s history.

Rob Reilly is chief operating officer of Canadian National Railway.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.